Hydrogenics Corporation

Second Quarter 2011 Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Hydrogenics Corporation

Basis of Presentation

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) covers our consolidated interim financial statements for the three and six months ended June 30, 2011 and updates our MD&A for fiscal 2010. The information contained herein should be read in conjunction with the Consolidated Financial Statements and Auditor’s Report for fiscal 2010 and the Consolidated Interim Financial Statements for the three months ended March 31, 2011.

The Corporation prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”) as set out in the Handbook of The Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Corporation has commenced reporting on this basis in these consolidated interim financial statements. In this MD&A, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS and IFRS refers to Canadian GAAP subsequent to the adoption of IFRS. While the adoption of IFRS has not had an impact on the Corporation’s reported net cash flows, there has been material impact on its consolidated balance sheets and consolidated statements of operations and comprehensive loss, which are discussed further in Part 6 of this MD&A.

This MD&A is dated July 27, 2011 and all amounts herein are denominated in US dollars, unless otherwise stated.

Additional information about Hydrogenics, including our 2010 Consolidated Financial Statements and our Annual Report on Form 20-F, for the year ended December 31, 2010, is available on our website at www.hydrogenics.com, on the SEDAR website at www.sedar.com, and on the EDGAR filers section of the U.S. Securities and Exchange Commission (“SEC”) website at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the Forward-looking Statements cautionary notice on page 18 of this MD&A.

In this MD&A, “Hydrogenics,” the “Corporation,” or the words “our,”  “us” or “we” refer to Hydrogenics Corporation.

For additional information, please refer to www.hydrogenics.com/investor.

Second Quarter 2011 MD&A

Hydrogenics Corporation

Management’s Discussion and Analysis – Contents
Section		Page
1	Operating Results A discussion of our operating results for the three and six months ended June 30, 2011	3
2	Financial Condition A discussion of the significant changes in our Consolidated Balance Sheets	8
3	Summary of Quarterly Results A summary view of our quarterly financial performance	9
4	Liquidity and Capital Resources A discussion of cash flow, liquidity, credit facilities and other disclosures	10
5	Critical Accounting Policies and Estimates A description of our accounting estimates that are critical to determining our financial results and changes to accounting policies	13
6	Recent Accounting Pronouncements A discussion of GAAP developments that have affected, will affect, or might affect the Corporation	14
7	Outlook The outlook for our business	15
8	Internal Control Over Financial Reporting A statement of responsibilities regarding internal control over financial reporting	16
9	Reconciliation and Definition of Non-IFRS Measures A description, calculation and reconciliation of certain measures used by management	16
10	Risk Factors and Forward-looking Statements Risk factors and caution regarding forward-looking statements	18

Second Quarter 2011 MD&A

Hydrogenics Corporation

1   Operating Results

A discussion of our operating results for the three and six months ended June 30, 2011

Hydrogenics Corporation
Summary Financial Analysis
(in thousands of US dollars, except for per share amounts)
	Three months ended June 30			Six months ended June 30
	2011	2010	% Favourable (Unfavourable)	2011	2010	% Favourable (Unfavourable)
Consolidated Statements of Operations

OnSite Generation	2,985	1,023	192%	8,518	6,908	23%
Power Systems	896	1,786	(50%)	2,750	2,627	5%
Revenues	3,881	2,809	38%	11,268	9,535	18%

Gross Margin	1,159	842	38%	2,534	2,020	25%
% of Revenues	30%	30%		23%	21%

Selling, General and Administrative Expenses	2,312	2,720	15%	5,691	5,701	0%
Research and Product Development Expenses	1,197	524	(128%)	2,338	1,432	(63%)

Net Loss	(2,181)	(794)	(175%)	(6,842)	(2,910)	(135%)
Net Loss Per Share	(0.36)	(0.18)	(100%)	(1.19)	(0.70)	(70%)

Consolidated Statements of Cash Flows
Cash Provided By (Used in) Operating Activities	(1,895)	(2,767)	32%	(1,674)	(5,171)	68%

Other Measures
Cash Operating Costs1	3,188	2,931	(9%)	7,015	6,477	(8%)
EBITDA1	(2,130)	(724)	(195%)	(5,054)	(4,169)	(21%)

______________
1 Cash Operating Costs and EBITDA are Non-IFRS measures. Please refer to Section 9 of this MD&A.

Second Quarter 2011 MD&A

Hydrogenics Corporation

Highlights for the three months ended June 30, 2011 compared to the three months ended June 30, 2010

•
Revenues increased $1.1 million, or 38%, reflecting higher revenues in our OnSite Generation business unit, partially offset by lower revenues in our Power Systems business unit as a result of timing of delivery of orders. We secured $5.0 million of orders in the second quarter of 2011 compared to $3.0 million in the second quarter of 2010.

•
Cash operating costs were $3.2 million, a $0.3 million or 9% increase reflecting: (i) a $0.6 million increase in net research and product development expenses; and (ii) a $0.2 million unfavourable movement in the value of the US dollar relative to the euro and the Canadian dollar.

•
EBITDA loss was $2.1 million, an increase of 195% attributable to: (i) the absence of $1.2 million in recoveries from a litigation settlement with American Power Conversion Corporation (“APC”) regarding the Corporation’s previously announced litigation incurred in the second quarter of 2010; and (ii) the above-noted increase in cash operating costs; partially offset by increased revenues and gross profit.

•	Net loss was $2.2 million, a $1.4 million or 175% increase reflecting a $1.4 million increase in EBITDA loss noted above.

•
Cash and cash equivalents and restricted cash were $11.0 million at June 30, 2011, a $0.1 million sequential quarterly increase from March 31, 2011 reflecting: (i) $2.5 million of net proceeds from the fourth tranche of our subscription agreement with CommScope, Inc. of North Carolina, a wholly owned subsidiary of CommScope, Inc. (“CommScope”); (ii) $1.9 million of cash used in operating activities; (iii) $0.4 million of capital expenditures; and (iv) $0.1 million repayment of other non-current liabilities.

Highlights for the six months ended June 30, 2011 compared to the six months ended June 30, 2010

•	Revenues increased $1.7 million or 18%, reflecting increased revenues in both our OnSite Generation and Power Systems business units.

•
Cash operating costs were $7.1 million, an 8% increase from $6.5 million in the six months ended June 30, 2010. This increase is the result of: (i) a $1.0 million increase in costs and fair value adjustments resulting from our Deferred Share Unit (“DSU) and Restricted Share Unit (“RSU”) plans, which are indexed to our share price; (ii) a $0.8 million increase net in research and product development expenses; and (iii) a $0.5 million unfavourable movement in the value of the US dollar relative to the euro and the Canadian dollar; partially offset by (iv) $1.7 million of reduced costs resulting from cost reduction initiatives.  Prior to reflecting the variations resulting from changes in foreign exchange rates and non-cash compensation costs indexed to our share price, cash operating costs were $5.6 million, a decrease of 14%.

•	EBITDA loss was $5.1 million for the six months ended June 30, 2011, an increase of $0.9 million or 21% compared to the six months ended June 30, 2010.

•
Net loss was $6.8 million, a $3.9 million or 135% increase reflecting a $0.9 million increase in EBITDA loss noted above, as well as a $3.2 million increase in other finance losses, net.  The change in other finance losses net, reflects a $1.2 million loss incurred during the six months ended June 30, 2011 resulting from the increase in the fair value of outstanding warrants, which can be settled in cash at the option of the holder.  The gain incurred during the six months ended June 30, 2010 was primarily the result of a $2.1 million decrease in the fair value of outstanding warrants.

Second Quarter 2011 MD&A

Hydrogenics Corporation

Operating Segment Review
We report our results in two business segments: OnSite Generation and Power Systems. Where applicable, corporate and other activities are reported separately as Corporate and Other. These segments are differentiated by the products developed. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

OnSite Generation
Summary Financial Analysis
(in thousands of US dollars)
	Three months ended June 30			Six months ended June 30
	2011	2010	% Favourable (Unfavourable)	2011	2010	% Favourable (Unfavourable)
Revenues	2,985	1,023	192%	8,518	6,908	23%
Gross Margin	985	82	1,101%	1,667	996	67%
% of Revenues	33%	8%		20%	14%

Selling, General and Administrative Expenses	901	588	(53%)	1,640	1,079	(52%)
Research and Product Development Expenses	284	213	(33%)	493	298	(65%)
Segment Loss	(200)	(719)	72%	(466)	(381)	(22%)

Revenues for the three and six months ended June 30, 2011 were $3.0 million and $8.5 million reflecting increases of $2.0 million (192%) and $1.6 million (23%) respectively.  These increases reflect increased order bookings as well as variations in the timing of project deliveries.  Revenues for the three and six months ended June 30, 2011 reflect the sale of electrolyzer products for industrial gas applications. Orders awarded for the three and six months ended June 30, 2011 were $4.8 million and $10.2 million, reflecting increases of 107% and 78%, respectively. At June 30, 2011, we had $15.2 million of confirmed orders (June 30, 2010 - $15.5 million), the majority of which are anticipated to be delivered and recognized as revenues in 2011.

Gross margin for the three and six months ended June 30, 2011 was $1.0 million (33% of revenues), and $1.7 million (20% of revenues) compared to $0.1 million (8% of revenues) and $1.0 million (14% of revenues) in the comparable periods of 2010.  The increase in gross margin reflects the absence of pricing pressure on orders booked subsequent to 2009, combined with product cost reductions, increased cost synergies and overhead absorption resulting from increased revenues and warranty reserve reversals.

Selling, general and administrative expenses for the three and six months ended June 30, 2011 were $0.9 million and $1.6 million respectively, reflecting increases of $0.3 million (33%) and $0.6 million (52%) over the comparable periods in 2010. These increases reflect the decrease in the value of the US dollar relative to the euro, compared to the three and six months ended June 30, 2010, partially offset by further cost reduction initiatives.

Research and product development expenses for the three and six months ended June 30, 2011 were $0.3 million and $0.5 million, respectively, reflecting increases of 33% and 65% over the comparable periods in 2010. These increases reflect unfavourable movement in the value of the US dollar relative to the euro as well as increased material consumption for experimentation and prototyping trials.

Segment loss for the three and six months ended June 30, 2011 was $0.2 million and $0.5 million, respectively, compared to $0.7 million and $0.4 million for the three and six months ended June 30, 2010.

Second Quarter 2011 MD&A

Hydrogenics Corporation

These increases are primarily the result of increased revenue and gross margin and operational improvements and operating cost reductions partially offset by an unfavourable movement in the value of the US dollar relative to the euro.

Power Systems
Summary Financial Analysis
(in thousands of US dollars)
	Three months ended June 30			Six months ended June 30
	2011	2010	% Favourable (Unfavourable)	2011	2010	% Favourable (Unfavourable)
Revenues	896	1,786	(50%)	2,750	2,627	5%
Gross Margin	174	760	(77%)	867	1,024	(15%)
% of Revenues	19%	43%		32%	39%

Selling, General and Administrative Expenses	757	903	16%	1,479	1,918	23%
Research and Product Development Expenses	896	252	(256%)	1,820	1,022	(78%)
Segment Loss	(1,480)	(395)	(275%)	(2,432)	(1,917)	(27%)

Revenues for the three months ended June 30, 2011 were $0.9 million, a decrease of $0.9 million or 50% compared to the comparable period of 2010.  Revenues for the six months ended June 30, 2011 were $2.8 million, an increase of $0.2 million or 5% compared to the comparable period of 2010.  These changes are primarily the result of timing of project deliveries. Orders received for the six months ended June 30, 2011 decreased by $0.4 million to $0.2 million compared to the six months ended June 30, 2010. As at June 30, 2011, we had $1.7 million of confirmed orders (June 30, 2010 - $3.5 million), the substantial majority of which are anticipated to be delivered and recognized as revenues in 2011.

Gross Margin for the three and six months ended June 30, 2011 was $0.2 million (19% of revenues), and $0.9 million (32% of revenues) compared to $0.8 million (43% of revenues) and $1.0 million (39% of revenues) in the comparable periods of 2010.  The decrease for the three months ended June 30, 2011 is the result of lower cost synergies and overhead absorption resulting from lower revenues. The decrease for the six months ended June 30, 2011 is the result of product mix.

Selling, General and Administrative Expenses for the three and six months ended June 30, 2011 were $0.8 million and $1.5 million, respectively, reflecting decreases of 16% and 23% compared to the comparable periods in 2010. These decreases reflect business streamlining and cost reduction initiatives.

Research and Product Development Expenses for the three and six months ended June 30, 2011 were $0.9 million and $1.8 million, respectively, reflecting increases of 256% and 78% over the comparable periods in 2010.  These increases reflect decreased research and product development funding of $0.6 million and $0.8 million for the three and six months ended June 30, 2011 as well as increased research and product development efforts associated with the technical development milestones of the third and fourth tranches of the subscription agreement with CommScope.

Segment Loss for the three and six months ended June 30, 2011 was $1.5 million and $2.4 million, respectively, reflecting increases of 275% and 27% over the comparable periods in 2010.  These increases are primarily the result of decreased gross margin and research and product development funding, partially offset by selling, general and administrative expenses cost reductions.

Second Quarter 2011 MD&A

Hydrogenics Corporation

Corporate and Other
Summary Financial Analysis
(in thousands of US dollars)

	Three months ended June 30			Six months ended June 30
Summary Financial Analysis (in thousands of US dollars)	2011	2010	% Favourable (Unfavourable)	2011	2010	% Favourable (Unfavourable)
Selling, General and Administrative Expenses	654	1,229	47%	2,572	2,704	5%
Litigation Settlements	-	(437)	(100%)	-	(1,437)	(100%)
Other Finance Gains (Losses), Net	244	271	(10%)	(1,212)	2,019	(160%)
Research and Product Development Expenses	17	59	71%	25	112	78%
Corporate and Other Income (Loss)	(501)	323	(257%)	(3,944)	(609)	(544%)

Selling, General and Administrative Expenses for the three months ended June 30, 2011 were $0.7 million, a decrease of 47% over the comparable period of 2010.  Selling, general and administrative expenses for the six months ended June 30, 2011 were $2.6 million, a decrease of 5% over the comparable period of 2010. These decreases reflect: (i) $0.2 million and $0.9 million of business streamlining initiatives for the three and six months ended June 30, 2011; and (ii) a $0.5 million decrease in the value of our post-retirement liability reflecting changes in the actuarial valuation; (iii) a $1.0 million increase in costs and fair value adjustments resulting from our DSU and RSU plans, which are indexed to our share price; partially offset by $0.1 million and $0.3 million, of increased costs in the three and six months ended June 30, 2011 resulting from a decrease in the value of the US dollar relative to the Canadian dollar.

Research and Product Development Expenses for the three and six months ended June 30, 2011 and 2010 were less than $0.1 million and reflect the payment of intellectual property fees.

Litigation settlements for the three and six months ended June 30, 2011 were $nil and $nil, representing decreases of $0.4 million and $1.4 million over the comparable period of 2010.  Litigation settlements for the three months ended June 30, 2010 primarily reflect the settlement of our previously announced litigation with APC in connection with a supply agreement entitled "Hydrogenics Corporation v. American Power Conversion Corporation, Civil Action 09-11947."  Litigation settlements for the six months ended June 30, 2010 reflect costs of $0.8 million associated with the cost to settle with Alpha Capital Anstalt and Iroquois Master Fund Ltd. On May 21, 2010, the Corporation entered into separate settlement agreements with each of Alpha and Iroquois regarding the previously disclosed litigation and dispute. Under the terms of each settlement agreement, the Corporation issued 100,000 common shares to each of Alpha and Iroquois on a private placement basis in the United States to settle the claims by Alpha and Iroquois.  The total issuance of 200,000 common shares represents approximately 4.76% of the Corporation’s equity in aggregate. The settlement contained no admission of wrongdoing by the Corporation, its officers and directors. Following the receipt of the advice of counsel, the Board of Directors unanimously approved the settlement and concluded the settlement to be in the best interest of the Corporation.

Other finance gains and (losses), net for the three and six months ended June 30, 2011 were $0.2 million and negative $1.2 million, respectively, primarily resulting from increases in the fair value of outstanding warrants, which can be settled in cash at the option of the holder in certain circumstances. The gain incurred in the six months ended June 30, 2010 was primarily the result of a $1.5 million decrease in the fair value of the outstanding warrants.  Other finance gains (losses), net losses for the three and six months ended June 30, 2011 also include a gain of $0.1 million and a loss of $0.1 million resulting from the change in net present value of repayable government assistance as discussed in Section 2 – Financial Condition below.

Second Quarter 2011 MD&A

Hydrogenics Corporation

Corporate and other income (loss) for the three and six months ended June 30, 2011 was $0.5 million and $3.9 million reflecting increases of $0.8 million and $3.3 million, respectively, reflecting  other finance gains (losses), net noted above.

2   Financial Condition
A discussion of the significant changes in our Consolidated Balance Sheets

	June 30	Dec. 31	Change
(in thousands of US dollars)	2011	2010	$	%
Cash, cash equivalents, restricted cash (including, $2,088 (Dec. 31, 2010 - $1,108) of cash held as partial security for standby letters of credit and letters of guarantee)	$11,033	$8,989	2,044	23%
Trade and other receivables	4,217	5,603	(1,386)	(25%)
Inventories	8,695	8,376	319	4%
Goodwill	5,530	5,100	430	8%
Trade and other payables	8,302	6,584	1,718	26%
Provisions	1,998	2,350	(352)	(15%)
Warrants	2,360	1,252	1,108	89%
Unearned revenue	4,084	3,751	333	9%
Other non-current liabilities	1,458	2,100	(642)	(31%)

Cash, cash equivalents and restricted cash were $11.0 million, an increase of $2.0 million or 23%. Refer to Section 4 - Liquidity and Capital Resources, for a discussion of the changes in cash, cash equivalents and restricted cash.

Trade and other receivables were $4.2 million, a decrease of $1.4 million or 25%, reflecting earlier timing of delivery of orders and during the three months ended June 30, 2011, compared to December 31, 2010, resulting in a lower proportion of receivables remaining outstanding at June 30, 2011.

Inventory was $8.7 million, an increase of $0.3 million or 4%, reflecting increased purchases and work in progress for orders scheduled for delivery in the third and fourth quarters.

Goodwill was $5.5 million, an increase of $0.4 million or 8%, reflecting an increase in the value of the euro relative to the US dollar.

Trade and other payables were $8.3 million, an increase of $1.7 million or 26%, reflecting a $0.8 million million increase in liabilities for compensation plans indexed to our share price combined with an increase in amounts payable for purchases of inventory.

Provisions were $2.0 million, a decrease of $0.4 million or 15%, reflecting lower estimates of warranty expenses in OnSite Generation as a result of improved quality systems.

Warrants were $2.4 million, an increase of $1.1 million or 89%, reflecting the increase in the fair value of warrants outstanding as a result of the increase in our share price for the six months ended June 30, 2011.

Unearned revenue increased $0.3 million or 9% to $4.1 million from $3.8 million as a result of increased order bookings and order backlog in OnSite Generation.

Other non-current liabilities were $1.5 million at June 30, 2011, a decrease of less than $0.6 million or 31%.  The decrease is primarily the result of a $0.5 million decrease in the value of our post-retirement liability, resulting from changes in the actuarial assumptions surrounding the beneficiary as well as payments for our repayable government contribution noted below.

Second Quarter 2011 MD&A

Hydrogenics Corporation

Included in Other non-current liabilities is $0.8 million (total value $1.3 million) to reflect the Corporation’s estimate of the fair value of the obligation owing to Industry Canada regarding a settlement agreement entered into during the three months ended March 31, 2011 by the Corporation with Industry Canada, whereby the Corporation agreed to pay up to CA$2.3 million in full and final settlement of all claims in connection with an agreement originally entered into in 1998 by Stuart Energy Systems Corporation (“Stuart Energy”), a wholly owned subsidiary of the Corporation until October 27, 2009, and Technologies Partnerships Canada, a program of Industry Canada. Pursuant to the settlement agreement, the Corporation will pay a total of CA$1.5 million to Industry Canada in quarterly instalments, commencing in January 2011 and continuing until September 2017. An additional payment of 3.0% of the net proceeds of all equity instrument financing transactions completed by the Corporation on or before September 30, 2017 or the sum of CA$0.8 million, whichever will be the lesser amount, shall also be paid to Industry Canada.

3   Summary of Quarterly Results

A summary view of our quarterly financial performance

The following table highlights selected financial information for the eight consecutive quarters ending June 30, 2011. Data for periods prior to January 1, 2010 is calculated pursuant to Canadian GAAP.

(in thousands of US dollars)	2011 Q2	2011 Q1	2010 Q4	2010 Q3	2010 Q2	2010 Q1	2009 Q4	2009 Q3
Revenues	$3,881	$7,387	$5,805	$5,590	$2,809	$6,726	$4,207	$3,558
Gross profit	1,159	1,375	1,966	1,440	842	1,178	665	575
Percentage of revenues	30%	19%	34%	26%	30%	18%	16%	16%
EBITDA1	(2,130)	(2,924)	(1,742)	(2,020)	(712)	(3,445)	(4,058)	(5,159)
Net income (loss)	(2,181)	(4,661)	(1,373)	(2,333)	(724)	(2,116)	6,071	(5,439)
Net income (loss) per share (basic and fully diluted)	(0.36)	(0.85)	(0.25)	(0.53)	(0.18)	(0.51)	1.64	(1.47)
Weighted average common shares outstanding	5,999,347	5,494,230	4,420,201	4,420,201	4,293,087	4,124,203	3,699,795	3,698,607

Second Quarter 2011 MD&A

Hydrogenics Corporation

4   Liquidity and Capital Resources
A discussion of cash flow, liquidity, credit facilities and other disclosures

The following section explains how we manage our cash and capital resources.

Cash Provided By (Used in) Operating Activities
(in thousands of US dollars)

	Three months ended June 30			Six months ended June 30
Cash Used in Operating Activities (in thousands of US dollars)	2011	2010	% Favourable (Unfavourable)	2011	2010	% Favourable (Unfavourable)
Net Loss	(2,181)	(794)	(175%)	(6,842)	(2,910)	(135%)
Change in Non-cash Working Capital Items	(37)	(1,443)	97%	2,542	(984)	358%
Other Items Not Affecting Cash	323	(530)	161%	2,626	(1,277)	306%
Cash Used in Operating Activities	(1,895)	(2,767)	32%	(1,674)	(5,171)	68%

Changes in cash used in operating activities for the three months ended June 30, 2011, compared to the three months ended June 30, 2010 are discussed below.

•	Net loss increased $1.4 million or 175% as described in Section 1 - Operating Results, of this MD&A.

•	Change in non-cash working capital decreased $1.4 million, as described in Section 2 - Financial Condition, of this MD&A.

•	Other items not affecting cash increased $0.9 million or 161% primarily reflecting a $0.6 million decrease in unrealized foreign exchange gains.

Changes in cash used in operating activities for the six months ended June 30, 2011, compared to the six months ended June 30, 2010 are discussed below.

•	Net loss increased $3.9 million or 135% as described in Section 1 - Operating Results, of this MD&A.

•	Change in non-cash working capital improved $3.5 million, as described in Section 2 - Financial Condition, of this MD&A.

•
Other items not affecting cash increased $3.9 million primarily reflecting: (i) a $2.9 million non-cash change in the fair value of outstanding warrants; (ii) a $1.0 million increase in unrealized foreign exchange losses; and (iii) $0.3 million of other items; partially offset by a $0.3 million increase in stock-based compensation associated with the voluntary surrender of 159,276 stock options held by the Corporation’s named executive officers in the three months ended March 31, 2011.

As noted in our 2010 MD&A, we continue to anticipate using between $6.0 million and $9.0 million in 2011 to fund our anticipated EBITDA losses, working capital requirements and capital expenditures.  In the event we are successful in securing orders in excess of our base case revenue outlook, our cash requirements could increase. These estimates are based on our actual results for the six months ended June 30, 2011 and our outlook for the six months ending December 31, 2011.

Second Quarter 2011 MD&A

Hydrogenics Corporation

Cash Used in Investing Activities
(in thousands of US dollars)

	Three months ended June 30			Six months ended June 30
	2011	2010	$ Change	2011	2010	$ Change
Cash provided by (used in) investing activities	(531)	373	(904)	(1,635)	260	(1,895)

Cash used in investing activities was $0.5 million for the three months ended June 30, 2011 an increase of $0.9 million, compared to the three months ended June 30, 2010. The $0.5 million of cash used in investing activities during the three months ended June 30, 2011 reflects a $0.1 million increase in restricted cash being held as partial security for standby letters of credit and letters of guarantee and $0.4 million of capital expenditures.  The $0.4 million of cash provided by investing activities during the three months ended June 30, 2010 reflects a $0.4 million decrease in restricted cash being held as partial security for standby letters of credit and letters of guarantee and less than $0.1 million of capital expenditures.

Cash used in investing activities was $1.6 million for the six months ended June 30, 2011 an increase of $1.9 million, compared to the six months ended June 30, 2010. The $1.6 million of cash used in investing activities during the six months ended June 30, 2011 reflects a $1.0 million increase in restricted cash being held as partial security for standby letters of credit and letters of guarantee and $0.6 million of capital expenditures.  The $0.3 million of cash provided by investing activities during the six months ended June 30, 2010 reflects a $0.3 million decrease in restricted cash being held as partial security for standby letters of credit and letters of guarantee and less than $0.1 million of capital expenditures.

Cash Provided by Financing Activities
(in thousands of US dollars)

	Three months ended June 30			Six months ended June 30
	2011	2010	$ Change	2011	2010	$ Change
Cash provided by (used in) financing activities	2,414	-	2,414	4,373	4,600	(227)

Cash provided by financing activities was $2.4 million for the three months ended June 30, 2011 compared to $nil for the three months ended June 30, 2010.  Cash provided by financing activities for the three months ended June 30, 2011 primarily reflects the closing of the fourth tranche of our previously announced subscription agreement with CommScope, a global leader in infrastructure solutions for communications networks. The fourth tranche closed on June 30, 2011 and consisted of 611,247 common shares for an aggregate purchase price of $2.5 million ($4.09 per share). As a result of this transaction, CommScope, now owns 2,186,906 common shares representing 33.1% of the outstanding common shares of the Corporation.

Cash provided by financing activities was $4.4 million for the six months ended June 30, 2011, and $4.6 million for the six months ended June 30, 2010.  The cash provided by financing activities for the six months ended June 30, 2011 primarily reflects the closing of the third and fourth tranches of our previously announced subscription agreement with CommScope, noted above. The increase in cash for the six months ended June 30, 2010 reflects the proceeds of a registered direct equity offering with two institutional investors on January 14, 2010.

Second Quarter 2011 MD&A

Hydrogenics Corporation

Credit Facilities
We utilize a credit facility with Dexia Bank (“Dexia”), a Belgian-based financial institution, to better manage our short-term cash requirements and to support letters of guarantee provided to customers. At June 30, 2011, we had operating lines of credit of up to 3.5 million euros or $5.1 million, dependent on qualified orders (3.5 million euros or $4.7 million as at December 31, 2010). At June 30, 2011 and December 31, 2010, we had no indebtedness on our credit facility.

Pursuant to the terms of the credit facility with Dexia, Hydrogenics Europe NV (the “Borrower”), a wholly owned Belgian-based subsidiary, may borrow a maximum of 75% of the value of awarded sales contracts, approved by Dexia, to a maximum of 2.0 million euros, along with a maximum of 1.5 million euros for general business purposes.  The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a 1.0 million euro first charge secured against all the assets of the Borrower. This credit facility, which may be increased by an additional 1.5 million euros in certain circumstances, contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account divided by total liabilities of not less than 25%, and ensure that its intercompany account with Hydrogenics does not fall below a defined level.  As at June 30, 2011, the solvency covenant was 32% (December 31, 2010 - 45%).  At June 30, 2011 and December 31, 2010, the intercompany account was in compliance with these covenants.

The amount of the available line of credit is reduced by the amount of outstanding standby letters of credit and letters of guarantee, if any, issued from time to time by Dexia. At June 30, 2011 and  December 31, 2010, there was no availability under this line of credit as the Corporation had not submitted any sales orders for approval.

Contingent Off-balance Sheet and Other Arrangements

We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

We have entered into indemnification agreements with our current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, and amounts paid in settlement and damages incurred as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which they are involved as a result of their services. Any such indemnification claims will be subject to any statutory or other legal limitation periods. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We have purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated interim financial statements with respect to these indemnification agreements, as we are not aware of any claims.

In the normal course of operations, we may provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transactions. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. No amount has been recorded in the consolidated interim financial statements with respect to these indemnification agreements, as we are not aware of any claims.

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5   Critical Accounting Policies and Estimates

A description of our accounting estimates that are critical to determining our financial results and changes to accounting policies

Transition to IFRS
Our basis of preparation and accounting policies are described in notes 2 and 3 of our consolidated interim financial statements.

We historically prepared our consolidated financial statements in accordance with Canadian generally accepted accounting principles as set out in the CICA Handbook. In 2010, the CICA Handbook was revised to incorporate IFRS, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, effective January 1, 2011, we have ceased to prepare our consolidated financial statements in accordance with Canadian GAAP (and reconcile our consolidated financial statements to US GAAP) as set out in Part V of the CICA Handbook.  On January 1, 2011, we started to apply IFRS as published by the International Accounting Standards Board.

In the discussion below, the term Canadian GAAP refers to Canadian GAAP before the adoption of IFRS and IFRS refers to Canadian GAAP subsequent to the adoption of IFRS.

The Corporation’s IFRS conversion project began in 2008. A project plan and project team, including an external adviser, was established. The project’s philosophy is to select accounting policies which: (i) retain current accounting practices and policies such that financial results are presented in such a way that best reflects the true results of operations; and (ii) where possible, minimizes the impact of any changes to the business. Regular reporting is provided to senior management and the Audit Committee of the Board of Directors. The IFRS conversion project consists of three discrete phases: (i) diagnostic; (ii) design and planning/solution development; and (iii) implementation. The Corporation has completed the implementation phase.

As discussed above, our consolidated interim financial statements for the three and six months ended June 30, 2011 have been prepared in accordance with IFRS applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34 and IFRS 1 (defined below). Subject to certain transition elections disclosed in note 5 of our consolidated interim financial statements for the three months ended March 31, 2011, we have consistently applied the same accounting policies in our opening IFRS consolidated balance sheet at January 1, 2010 and throughout all periods presented, as if these policies had always been in effect.

We have also identified several policies as critical to our business operations and essential for an understanding of our results of operations. The application of these and other accounting policies are described in note 3 of our consolidated interim financial statements for the three months ended March 31, 2011.  The policies applied in the consolidated interim financial statements are based on IFRS issued and outstanding as of July 27, 2011, the date the Board of Directors approved the consolidated interim financial statements for the three and six months ended June 30, 2011. Any subsequent changes to IFRS that are given effect in our annual consolidated financial statements for the year ending December 31, 2011 could result in restatement of these consolidated interim financial statements, including the transition adjustments recognized on change-over to IFRS discussed below.

The adoption of IFRS requires the application of IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS effective at the end of its first annual IFRS reporting period.  However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment. The transition elections used in the preparation of the interim consolidated financial statements for the three and six months ended June 30, 2011 are the same transition elections as disclosed in the consolidated interim financial statements and notes thereto for the three months ended March 31, 2011.  Please refer to the consolidated interim financial statements and notes thereto for the three months ended March 31, 2011 for details of the transitional exceptions and exemptions to

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full retrospective application of IFRS in its preparation of an opening IFRS consolidated balance sheet as at January 1, 2010, the Corporation’s “transition date.”

Further information regarding our transition to IFRS, can be found in note 5 to the consolidated interim financial statements for the three months ended March 31, 2011 and the accompanying MD&A and the consolidated interim financial statements for the three and six months ended June 30, 2011.

We have also reviewed the implications of our conversion to IFRS on our information technology and data systems, internal controls over financial reporting, business processes, contractual arrangements and compensation arrangements and have made the appropriate adjustments resulting from our transition from Canadian GAAP to IFRS.

6   Recent Accounting Pronouncements

A discussion of GAAP developments that have affected, will affect, or might affect the Corporation

The International Accounting Standards Board (“IASB”) has issued the following standards, which have not yet been adopted by the Corporation. Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Corporation has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

The following is a description of the new standards:

IFRS 9 – Financial Instruments (“IFRS 9”). IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income (loss). Where such equity instruments are measured at fair value through other comprehensive income (loss), dividends are recognized in profit or loss; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010, which largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Management, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income (loss).

IFRS 10 – Consolidation (“IFRS 10”) requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12, Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 – Joint Arrangements (“IFRS 11”) requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities — Non-monetary Contributions by Venturers.

IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off- balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant

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additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 - Fair Value Measurement (“IFRS 13”) is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to existing standards not yet effective

In addition to the issuance of new standards, there have been amendments to existing standards, including IAS 1, “Presentation of Financial Statements” (“IAS 1”), IAS 19, “Employee Benefits” (“IAS 19”), IAS 27, Separate Financial Statements (“IAS 27”) and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13. Amendments to IAS 27 and IAS 28 are applicable to annual periods beginning on or after January 1, 2013, with early adoption permitted The amendments to IAS 1 will require that entities group items presented in other comprehensive income (“OCI”) based on an assessment of whether such items may, or may not, be reclassified to earnings at a subsequent date.  Amendments to IAS 1 are applicable to annual periods beginning on or after July 1, 2012, with early adoption permitted. Amendments to IAS 19 eliminate an entity’s option to defer the recognition of certain gains and losses related to post-employment benefits and requires remeasurement of associated assets and liabilities in OCI.  Amendments to IAS 19 are applicable on a modified retrospective basis to annual periods beginning on or after January 1, 2013, with early adoption permitted.

7   Outlook

The outlook for our business

Current Market Environment
As a global corporation, we are subject to the risks arising from adverse changes in global economic conditions. For example, in recent years, the direction and relative strength of many economies have become increasingly uncertain. Economic growth in leading or emerging economies has slowed.  As a result, our current or potential customers have delayed or reduced purchases. This has resulted in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

We continue to witness governments in many jurisdictions showing a willingness to increase spending on alternative energy projects to stimulate the economy. We believe we are well positioned to benefit from government initiatives in Canada, the European Union and the United States of America, which will positively impact our business. Recently, an increase in interest and orders for fuelling stations in Europe has signalled what we believe could be a major increase in the vigour of this market.

Delivery Outlook

Our delivery expectations for 2011 remain unchanged, as outlined in our annual 2010 MD&A. We caution readers not to place undue reliance on this assessment and refer to our forward-looking statements on page 17 of this MD&A.

8  Internal Control Over Financial Reporting

A statement of responsibilities regarding internal controls over financial reporting

Other than changes required as a result of the adoption of IFRS, there were no changes in our internal controls over financial reporting during the interim period ended June 30, 2011, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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9  Reconciliation and Definition of Non-IFRS Measures

A description, calculation and reconciliation of certain measures used by management

Non-IFRS financial measures including earnings before interest, taxes, depreciation and amortization (“EBITDA”) and cash operating costs are used by management to provide additional insight into our performance and consolidated financial condition. We believe these non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated interim financial statements. Accordingly, we are presenting EBITDA and cash operating expenses in this MD&A to enhance its usefulness. We have provided reconciliations of our non-IFRS financial measures to the most directly comparable IFRS number, disclosure of the purpose of the non-IFRS measure, and how the non-IFRS measure is used in managing the business.

EBITDA
We report EBITDA because it is a key measure used by management to evaluate performance of business units, and the Corporation. EBITDA is a measure commonly reported and widely used by investors as an indicator of an entity’s operating performance and ability to incur and service debt, and as a valuation metric. The Corporation believes EBITDA assists investors in comparing an entity’s performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly, depending on accounting methods or non-operating factors, such as historical cost.

EBITDA is not a calculation based on IFRS and should not be considered an alternative to operating income or net income (loss) in measuring the Corporation’s performance, nor should it be used as an exclusive measure of cash flows, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the consolidated interim statements of cash flows. Investors should carefully consider the specific items included in our computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Corporation’s operating performance relative to other companies, investors should be cautioned that EBITDA, as reported by us, may not be comparable in all instances to EBITDA as reported by other companies.

The following is a reconciliation of EBITDA with net loss. EBITDA is regularly reported to the chief operating decision maker and corresponds to the definition used in our historical quarterly discussions.

EBITDA
(in thousands of US dollars)

	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Net loss	$(2,181)	$(794)	$(6,842)	$(2,910)
Loss (gain) on disposal of assets	(7)	-	7	-
Amortization	240	223	469	489
Finance (income) loss, net	(182)	(156)	1,312	(1,751)
Current income tax expense	-	3	-	3
EBITDA	$(2,130)	$(724)	$(5,054)	$(4,169)

Cash operating costs

We report cash operating costs because they are a key measure used by management to measure the fixed operating costs required to operate the ongoing business units of the Corporation. The Corporation believes cash operating costs are a useful measure in assessing our fixed operating costs.

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Cash operating costs are not based on IFRS and should not be considered to be an alternative to loss from operations in measuring the Corporation’s performance, nor should they be used as an exclusive measure of our operating costs because they do not consider certain stock-based compensation expenses, which are disclosed in the consolidated interim statements of operations and comprehensive loss. Investors should carefully consider the specific items included in our computation of cash operating costs. While cash operating costs are disclosed herein to permit a more complete comparative analysis of the Corporation’s cost structure relative to other companies, investors should be cautioned that cash operating costs, as reported by us may not be comparable in all instances to cash operating costs as reported by other companies.

The following is a reconciliation of cash operating costs with loss from operations. Cash operating costs are regularly reported to the chief operating decision maker and correspond to the definition used in our historical quarterly discussions.

Cash Operating Costs
(in thousands of US dollars)
	Three months ended June 30		Six months ended June 30
	2011	2010	2011	2010
Loss from operations	$(2,363)	$(947)	$(5,530)	$(4,658)
Less: Gross margin	(1,159)	(842)	(2,534)	(2,020)
Less: Litigation settlements	-	(1,437)	-	(437)
Less: Other (gains) losses	13	(18)	35	(18)
Less: Stock-based compensation	81	90	545	167
Less: Amortization	240	223	469	489
Cash Operating Costs	$3,188	$2,931	$7,015	$6,477

10  Risk Factors and Forward-looking Statements

Risk factors and caution regarding forward-looking statements

This MD&A constitutes “forward-looking information,” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”). Forward-looking statements can be identified by the use of words, such as “plans,” “expects,” or “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates” or “believes” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. These forward-looking statements relate to, among other things, our future results, levels of activity, performance, goals or achievements or other future events. These forward-looking statements are based on current expectations and various assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions and expected future developments and other factors that we believe are appropriate in the circumstances. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements.

These risks, uncertainties and factors include, but are not limited to: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance

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coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options.

These factors may cause the Corporation’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after these statements are made might have on the Corporation’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Corporation’s fiscal 2011 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

Risk Factors Related to Our Financial Condition

If we are unsuccessful in increasing our revenues and raising additional funding, we may possibly cease to continue as we are currently.
While our consolidated interim financial statements for the six months ended June 30, 2011 have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations, our ability to continue as a going concern is dependent on the successful execution of the Corporation’s business plan. This plan includes an increase in revenue and additional funding to be provided by potential investors as well as non-traditional sources of financing. We have disclosed in our consolidated financial statements for the year ended December 31, 2010 that there are material uncertainties casting substantial doubt on our ability to continue as a going concern. In addition, the report of our independent auditor in respect of the 2010 fiscal year contains an explanatory paragraph regarding our ability to continue as a going concern.

We have sustained losses and negative cash flows from operations since our inception. We expect this will continue throughout 2011. If we do not raise enough additional capital during 2011, we may not generate sufficient cash flow to fund our obligations as they come due beyond 2011.

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Additional funding may be in the form of debt or equity or a hybrid instrument depending on the needs of the investor. Given the prevailing global economic and credit market conditions, we may not be able to raise additional cash resources through these traditional sources of financing. Although we are also pursuing non-traditional sources of financing, the global credit market crisis has also adversely affected the ability of potential parties to pursue such transactions.  Accordingly, as a result of the foregoing, we continue to review traditional sources of financing, such as private and public debt or equity financing alternatives, as well as other alternatives to enhance shareholder value, including, but not limited to, non-traditional sources of financing, such as alliances with strategic partners, the sale of assets or licensing of our technology, a combination of operating and related initiatives or a substantial reorganization of our business.

We filed a final short form base shelf prospectus with certain Canadian securities regulatory authorities on January 4, 2010 and a corresponding registration statement on Form F-3, which was declared effective by the US Securities and Exchange Commission on December 31, 2009, to enhance our ability to access capital markets.  Pursuant to the Form F-3, we may offer up to $16 million of debt, equity or other securities over a 25-month period from December 31, 2009, provided we do not issue securities with a value exceeding one-third of our public float (i.e., the aggregate fair value of our outstanding common shares held by non-affiliates) in any 12-month period.  On January 14, 2010, we issued common shares and warrants with a value of $11.5 million to two institutional investors in a registered direct offering pursuant to the Form F-3.  As a result, we cannot issue more than $4.5 million of additional securities pursuant to our existing shelf prospectus.

In addition, there are other limits to our ability to issue securities to raise additional funding. The NASDAQ generally requires an issuer to obtain shareholder approval prior to the issuance of common shares or securities convertible into or exercisable for common shares, other than in a public offering, equal to 20% or more of the common shares outstanding prior to such issuance in one or an integrated series of offerings if such securities are issued at a price below fair value. The NASDAQ generally does not consider offerings such as our January 2010 registered direct offering to qualify as a public offering.  Accordingly, we may be required to obtain shareholder approval for issuances in future registered direct offerings or private placements.

There can be no assurances we will achieve profitability or positive cash flows or be able to obtain additional funding or that, if obtained, they will be sufficient, or whether any other initiatives will be successful, such that we may continue as a going concern. There are material uncertainties related to certain adverse conditions and events that cast significant doubt on our ability to remain a going concern.

Our inability to generate sufficient cash flows, raise additional capital and actively manage our liquidity may impair our ability to execute our business plan, and result in our reducing or eliminating product development and commercialization efforts, reducing our sales and marketing efforts, and having to forego attractive business opportunities.
At June 30, 2011 we had approximately $11.0 million of cash and cash equivalents and restricted cash (December 31, 2010 - $9.0 million). Restricted cash of $2.0 million is held as partial security for standby letters of credit and letters of finance. There are uncertainties related to the timing and use of our cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross profits of our existing products and the development of markets for, and customer acceptance of, new products. Due to these and other factors, many of which are outside of our control, we may not be able to accurately predict our necessary cash expenditures or obtain financing in a timely manner to cover any shortfalls.

If we are unable to generate sufficient cash flows or obtain adequate additional financing, which, given the current global economy and credit markets is challenging, we may be unable to respond to the actions of our competitors or we may be prevented from executing our business plan, or conducting all or a portion of our planned operations. In particular, the development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities.

A slow return to economic growth could continue to have a negative impact on our business, results of operations and consolidated financial condition, or our ability to accurately forecast our

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results, and it may cause a number of the risks that we currently face to increase in likelihood, magnitude and duration.
The condition of the current global economy and credit markets affects our outlook in three distinct ways. First, our products depend, to some degree, on general world economic conditions and activity. If the current condition of the economy results in a continued slow return to economic growth, demand for our products is not likely to increase significantly. Second, the current economic climate could adversely affect our ability to conduct normal day-to-day selling activities, which depend on the granting of short-term credit to a wide variety of purchasers and, particularly, the corresponding need of those purchasers. Third, those purchasers have a corresponding need to finance purchases by accessing their own lines of credit. If the current condition of the economy does not continue to improve, our business will likely be adversely affected.

With a sustained period of slow economic growth, we expect we will continue to experience significant difficulties on a number of fronts. As a result, we may face new risks as yet unidentified and a number of risks that we ordinarily face and that are further described herein may increase in likelihood, magnitude and duration. These risks include but are not limited to deferrals or reductions of customer orders, potential deterioration of our customers’ ability to finance purchases, reduced revenue, further deterioration in our cash balances and liquidity due to foreign exchange impact, and an inability to access capital markets.

Our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects.
Since November 7, 2007, we have been engaged principally in the research and product development and manufacture of fuel cell systems and subsystems and hydrogen generation systems. For the six months ended June 30, 2011, we derived $8.5 million or 76% of revenues from our sales of hydrogen generation products and services and $2.7 million, or 24%, of our revenues from sales of Power Systems products and services. For the year ended December 31, 2010, we derived $15.9 million or 76% of revenues from our sales of hydrogen generation products and services and $5.0 million, or 24%, of our revenues from sales of Power Systems  products and services. For the year ended December 31, 2009, we derived $12.3 million, or 65%, of revenues from our sales of hydrogen generation products and services, and $6.5 million, or 35%, of our revenues from sales of Power Systems products and services. Our current business strategy is to develop, manufacture and sell fuel cell power products in larger quantities. In addition, following our acquisition of Stuart Energy in January 2005, a significant part of our business now relates to hydrogen generation products. Because we have made limited sales of fuel cell power products to date and have added a new revenue stream with our hydrogen generation business, our historical operating data may be of limited value in evaluating our future prospects.

Because we expect to continue to incur net losses, we may not be able to implement our business strategy and the price of our common shares may decline.
We have not generated positive net income since our inception. Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and research and development. As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross profits to achieve and sustain profitability. We incurred a net loss for the six months ended June 30, 2011 of $6.8 million, a net loss of $6.3 million for the year ended December 31, 2010, and a net loss of $9.4 million for the year ended December 31, 2009. Our accumulated deficit at June 30, 2011 was $321.1 million, at December 31, 2010, was $314.0 million, and at December 31, 2009, it was $307.5 million.

We expect to incur significant operating expenses over the next several years. As a result, we expect to incur further losses in 2011, and we may never achieve profitability. Accordingly, we may not be able to implement our business strategy and the price of our common shares may decline.

Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors and may cause the price of our common shares to decline.
Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer. Our

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products are highly engineered and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span many quarterly periods. In many cases, a customer’s decision to buy our products and services may require the customer to change its established business practices and to conduct its business in new ways. As a result, we must educate customers on the use and benefits of our products and services. This can require us to commit significant time and resources without necessarily generating any revenues. Many potential customers may wish to enter into trial arrangements with us in order to use our products and services on a trial basis. The success of these trials may determine whether or not the potential customer purchases our products or services on a commercial basis. Potential customers may also need to obtain approval at a number of management levels and one or more regulatory approvals. This may delay a decision to purchase our products.

The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition. The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter. We may expend substantial funds and management effort during our sales cycle with no assurance that we will successfully sell our products. As a result, our quarterly operating results are likely to fluctuate significantly and we may fail to meet the expectations of securities analysts and investors, and the price of our common shares may decline.

We currently depend on a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, consolidated financial condition and results of operations.
To date, a relatively limited number of customers have accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future. Our four largest customers accounted for 48% of revenues for the six months ended June 30, 2011, 40% of revenues for the year ended   December 31, 2010, and 27% of revenues for the year ended December 31, 2009. The identities of some of our largest customers have changed from year to year. Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often on a purchase order basis. We cannot be certain customers who have accounted for significant revenue in past periods will continue to purchase our products and allow us to generate revenues. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of these significant customers were to cease doing business with us, significantly reduce or delay purchases from us, or fail to pay on a timely basis, our business, consolidated financial condition and results of operations could be materially adversely affected.

Our operating results may be subject to currency fluctuation.
Our monetary assets and liabilities denominated in currencies other than the US dollar will give rise to a foreign currency gain or loss reflected in earnings. To the extent the Canadian dollar or the euro strengthens against the US dollar, we may incur foreign exchange losses on our net consolidated monetary asset balance, which is denominated in those currencies. Such losses would be included in our financial results and, consequently, may have an adverse effect on our share price.

As we currently have operations based in Canada and Europe, a significant portion of our expenses are in Canadian dollars and euros. However, a significant part of our revenues is currently generated in US dollars and euros, and we expect this will continue for the foreseeable future. In addition, we may be required to finance our European operations by exchanging Canadian dollars or US dollars into euros. The exchange rates between the Canadian dollar, the US dollar and the euro are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. Such fluctuations affect both our consolidated revenues as well as our consolidated costs. If the value of the US dollar weakens against the Canadian dollar or the euro, the profit margin on our products may be reduced. Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which we and our foreign competitors sell products in the same market. We currently have limited currency hedging through financial instruments. We carry a portion of our short-term investments in Canadian dollars and euros.

Second Quarter 2011 MD&A

Hydrogenics Corporation

Our insurance may not be sufficient.
We carry insurance that we consider adequate considering the nature of the risks and costs of coverage. We may not, however, be able to obtain insurance against certain risks or for certain products or other resources located from time to time in certain areas of the world. We are not fully insured against all possible risks, nor are all such risks insurable. Thus, although we maintain insurance coverage, such coverage may not be adequate.

Certain external factors may affect the value of goodwill, which may require us to recognize an impairment charge.
Goodwill arising from our acquisition of Stuart Energy in 2005 comprises approximately 16.8% of our total assets at June 30, 2011, 15.9% of our total assets at December 31, 2010, and 14.8% of our total assets  at December 31, 2009. Economic, market, legal, regulatory, competitive, customer, contractual and other factors may affect the value of goodwill. If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge. This would reduce our reported assets and earnings in the year the impairment charge is recognized.

Second Quarter 2011 MD&A